# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dorman Products, Inc., CIK 0000868780
CUSIP: 258278100
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 3400 East Walnut Street, Colmar, Pennsylvania (PA), 18915
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0000893220-06-000314
Filed by CIK 0001205405
Persons authorized to receive notices and communications: Steven L. Berman, c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania (PA), 18915, (215) 997-1800

## Reporting persons
- Steven L. Berman (CIK 0001205405): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,010,546; shared voting power 1,552,171; sole dispositive power 1,010,546; shared dispositive power 1,552,171; aggregate amount beneficially owned 2,562,717 (8.4% of the class); the aggregate amount excludes certain shares
  Comment: The percentage is based upon 30,559,543 shares of common stock outstanding (comprised of (a) 30,550,423 shares of common stock outstanding as of the close of business on December 31, 2024; and (b) 9,120 shares of common stock issuable upon the exercise of options which may be exercised within 60 days of December 31, 2024).
  
  This Amendment No. 11 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Steven L. Berman (the "Reporting Person"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Dorman Products, Inc.
Address of issuer's principal executive offices: 3400 East Walnut Street, Colmar, Pennsylvania (PA), 18915

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:
The shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes.
As Non-Executive Chairman and a member of the board of directors (the "Board") of the Issuer, the Reporting Person will regularly consider potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.
As previously disclosed, on June 14, 2024, the Reporting Person (both in his individual capacity and in his capacity as co-trustee for various family trusts), together with Sharyn Berman and Marc Berman (each in their capacity as trustee or co-trustee for various family trusts), entered into a Rule 10b5-1 trading Plan (the "June 2024 10b5-1 Plan") with a broker to manage the sale of up to an aggregate of 400,000 shares of the Issuer's Common Stock, of which 175,000 shares were owned by the Reporting Person and 225,000 were owned by family trusts.
On December 13, 2024, the Reporting Person (in his capacity as co-trustee for various family trusts), together with Sharyn Berman and Marc Berman (each in their capacity as trustee or co-trustee for various family trusts), entered into a Rule 10b5-1 trading plan (the "December 2024 10b5-1 Plan" and, together with the June 2024 10b5-1 Plan, the "10b5-1 Plans") with a broker to manage the sale of up to an aggregate of 540,000 shares of the Issuer's Common Stock, which are owned by family trusts.
These sales pursuant to 10b5-1 Plans were, and are being, done for estate planning and diversification purposes. Sharyn Berman is Steven Berman's sister-in-law and Marc Berman is Steven Berman's brother.
Except as discussed above in the Reporting Person's capacity as Non-Executive Chairman and a member of the Board of the Issuer and pursuant to the 10b5-1 Plans, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the Board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Item 5(a) is amended and supplemented as follows: As of December 31, 2024, the Reporting Person may be deemed to be the beneficial owner of 2,562,717 shares of Common Stock, which represents 8.4 percent of the Issuer's Common Stock based upon 30,559,543 shares of outstanding Common Stock(comprised of: (a) 30,550,423 shares of Common Stock outstanding as of the close of business on December 31, 2024 and (b) 9,120 shares of Common Stock issuable upon the exercise of options which may be exercised within 60 days of December 31, 2024). The above amount excludes 1,901,857 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below) (other than the shares deemed beneficially owned by the Reporting Person and described in Item 5(b) below), as to all of which shares the Reporting Person disclaims beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) is amended and supplemented as follows: As of December 31, 2024, the Reporting Person has sole voting and dispositive power with respect to 1,010,546 shares of Common Stock, which amount includes: (i) 833,257 shares held directly; (ii) 143,400 shares held by various trusts for the benefit of the late Richard N. Berman's family members (collectively the "Richard N. Berman Trusts with Steven L. Berman as Trustee"); (iii) 24,769 shares represented by units held in a unitized stock fund through the Issuer's 401(k) Retirement Plan and Trust; and (iv) options to purchase 9,120 shares of Common Stock, which are currently exercisable or may be exercised within 60 days of December 31, 2024. The Reporting Person is the trustee for the Richard N. Berman Trusts, in which capacity he has sole voting and dispositive power over the shares of the Common Stock held by such trusts. The unitized stock fund of the Issuer's 401(k) Retirement Plan and Trust consists of cash and Common Stock in amounts that vary from time to time. The Reporting Person had 16,343 units in the Issuer's 401(k) Retirement Plan and Trust, which units consisted of 24,769 shares of Common Stock, as of December 31, 2024. The amounts above do not include the following interests in Common Stock held by Steven L. Berman, which interests do not confer voting or investment power: (i) 1,688 shares of Common Stock underlying options which are not currently exercisable or not exercisable within 60 days of December 31, 2024; and (ii) 555 shares of Common Stock underlying time-based restricted stock units which have not vested and will not vest within 60 days of December 31, 2024.

As of December 31, 2024, the Reporting Person shares voting and dispositive power with respect to 1,552,171 shares of Common Stock, which amount includes: (i) 1,068,053 shares held by various trusts established by the late Richard N. Berman for the benefit of family members, of which he is the co-trustee with Sharyn Berman (collectively the "Richard N. Berman Trusts with Co-Trustees"); (ii) 202,240 shares held by a marital qualified terminable interest property trust for the benefit of Sharyn Berman, of which he is the co-trustee with Sharyn Berman (the "Sharyn Berman QTIP Trust"); (iii) 181,878 shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001, of which he is the co-trustee with his wife and children; and (iv) 100,000 shares are held in trust for the benefit of the Reporting Person's grandchildren, of which the Reporting Person's spouse is a co-trustee of such trust (the "Family Trust"). The Reporting Person shares voting and dispositive power with respect to (i) the shares held by the Richard N. Berman Trusts with Co-Trustees and the Sharyn Berman QTIP Trust with Sharyn Berman, and (ii) the shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001 with his wife and his children. The Reporting Person may be deemed to beneficially own the shares held by the Family Trust. The Reporting Person's wife, Ilene Berman, is a co-trustee of the Family Trust with Marc Berman. The business address for Sharyn Berman and Mr. Berman's wife and children is c/o of Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. The business address for Marc Berman is P.O. Box 27039, Philadelphia, PA 19118. Sharyn Berman is the sister-in-law of Steven L. Berman and the widow of the late Richard N. Berman, the Issuer's former Chairman of the Board and Chief Executive Officer. Marc Berman is the brother of Steven L. Berman. Sharyn Berman, Mr. Berman's wife and children and Marc Berman are collectively referred to herein as the "Berman Trustees."

During the last five years, none of the Berman Trustees has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, none of the Berman Trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Berman Trustees are citizens of the United States of America.
Transactions in the class effected during the past sixty days: Except as set forth in Annex A and as set forth herein, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:
As previously described in Item 6 to the Amendment No. 10 to Schedule 13D, the Reporting Person is a party to an Amended and Restated Shareholders' Agreement, dated as of July 1, 2006 with other family members. As of December 31, 2024, the Shareholders party to such agreement may be deemed to beneficially own in the aggregate 1,901,857 shares of Common Stock (other than the shares of Common Stock deemed beneficially owned by the Reporting Person and described in Item 5(b)), which amount represents 6.2 percent of the Issuer's Common Stock based upon 30,552,423 shares of Common Stock outstanding as of the close of business on December 31, 2024, as to all of which shares the Reporting Person disclaims beneficial ownership.
Other than as indicated in this statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Steven L. Berman: /s/ Steven L. Berman, Steven L. Berman (01/06/2025)